

DIVISION OF
CORPORATION FINANCE

September 27, 2007

<u>Via Facsimile</u>

Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture 471-8571
Japan

> **RE:** **Toyota Motor Corporation**
> **Form 20-F: For the Year Ended March 31, 2007**
> **File Number: 001-14948**

Dear Mr. Cho:

We have completed our review of your Form 20-F and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Mitsuo Kinoshita, Executive Vice President